SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3 )[1]

Siguler Guff Small Business Credit Opportunities Fund, Inc.
(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

None
(CUSIP Number)

Siguler Guff & Company, LP	Ropes & Gray LLP
825 Third Avenue, 10th Floor	1211 Avenue of the Americas
New York, NY 10022	New York, NY 10036
Attn: Ilomai Kurrik	Attn: Michael G. Doherty, Esq.
Tel: (212) 332-5100	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [  ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. None

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY) Butler Conservation Fund, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,426 *
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,426*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,426 *
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.43% *
14.		TYPE OF REPORTING PERSON CO

* Based on a total of 100,000 shares of Common Stock outstanding, and the ownership by the Reporting Person as of the filing date of this Schedule 13D of a limited partnership interest in Siguler Guff Small Business Credit Opportunities Fund, LP (the "Fund") representing 4.43% of the total limited partnership interests in the Fund, which owns all of the outstanding shares of Common Stock of the Issuer.  The limited partners of the Fund have pass-through voting rights with respect to the shares of Common Stock held by the Fund.

Cusip No. None

AMENDMENT NO. 3 TO SCHEDULE 13D (FINAL AMENDMENT)

Reference is hereby made to the Statement on Schedule 13D with respect to the Issuer filed by the Reporting Person with the Securities and Exchange Commission on January 15, 2016, Amendment No. 1 thereto filed on October 14, 2016, and Amendment No. 2 thereto filed on December 21, 2016 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to state that as of the date of filing of this Amendment No. 3 to Schedule 13D, the Reporting Person's limited partnership interest in the Fund constitutes 4.43% of the Fund's limited partnership interests. To date the Reporting Person has contributed $3,312,500 of its $5,000,000 subscription, pursuant to capital calls and return of capital made by the general partner of the Fund.  The source of funds for such purchase was the working capital of the Reporting Person.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover page to this Amendment No. 3 to Schedule 13D.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on September 29, 2017.

Cusip No. None

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BUTLER CONSERVATION FUND, INC.

Date: October 5, 2017	By:	/s/ Ilomai Kurrik
Name Ilomai Kurrik
Title Attorney-in-Fact

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